COORS BREWING COMPANY
2001 ANNUAL MANAGEMENT INCENTIVE COMPENSATION PLAN
(MIC)

PARTICIPANTS:
All Department Directors and above in salary grades E08 and E09 will participate in an annual incentive program known as the Management Incentive Compensation Plan (MIC).

Participants who are newly hired or promoted into an eligible position during the Plan year will be eligible to receive a pro-rata share of the incentive payment based on the number of calendar days spent in an eligible position divided by the actual number of days during the year of the Plan.

ANNUAL INCENTIVE PROGRAM TARGET LEVELS AS A PERCENT OF BASE SALARY AS OF 1-1-2001 OR PLAN ENTRY DATE IF LATER:

                		Total On Target
                   	Bonus
Position			Potential

Chairman/CEO		80%
COO               	75%
Executive Staff		50%
Vice President		40%
Other Participants	30%

BONUS PAYOUT PARAMETERS:
The Chairman, Chief Executive Officer (CEO) and Chief Operating Officer (COO) will be measured only on Company financial performance (as modified by quality performance noted below). All other participants will be evaluated based on two components, the achievement of Company financial performance goals (as modified by quality performance noted below) and individual performance goals. The percentages of the total potential bonus are:

				Company	Individual
Position			Component	Component*

Chairman/CEO/COO		100%		0%
Executive Staff		75%		25%
Vice President		40%		60%
Other Participants	40%		60%

*The senior officer responsible for Coors Operations and Technology and the senior officer responsible for Human Resources have authority to subdivide the Individual Component to reflect other performance criteria without the necessity of further board or shareholder approval.

If the Company financial goals are achieved, each participant will receive the portion of the bonus based on the Company component. None of the Company portion will be paid if pre-tax income falls below a minimum of 75% of the target financial goal. The amount of the Company component will be reduced 2% from target for each 1% that actual results fall below the target pretax income goal. For each 1% the Company pretax income exceeds the target goal, the target Company component will increase 2% up to the maximum of the financial goal.

For calendar year 2001 the Company has established specific quality goals. Achievement of the quality goal will result in an increase in the financial portion of the payout by 10% if an Above Target rating is achieved. An On Target rating will have no impact to bonus pay outs and Below Target will result in a decrease in the financial portion of the payout by 10%. The quality objectives will be measured by percentage reductions in consumer complaints:

	Above Target - 6.01% or greater
	On Target -    5-6%
	Below Target - 4.99% or less

COMPANY FINANCIAL TARGETS:
Annual Company financial goals will be measured based on pre-tax income before special charges or credits for 2001 after incentive plan payouts (in millions).

Minimum			Target			Maximum
$157.5MM			$210.0MM		$315.0MM

Definitions:

Pretax Income - Income before income taxes for external reporting purposes as shown on the Annual Report including both Domestic and International and also including the revenue and expenses associated with entering an international market.

Special Charges (Credits) - Extraordinary items (one-time unusual events) which are separately identified in the Company's internal and external financial statements and other special items as defined by management.

INDIVIDUAL PERFORMANCE GOALS:
The other portion of the bonus is based on achievement of individual performance goals. The individual portion of the bonus is not dependent on fulfillment of Company financial goals. Individual performance payouts will be based on an individual incentive multiplier of between 0 and 150%, multiplied by the amount equal to the dollar amount of the individual performance component at target:

Above Target (125-150%)
On Target (90-110%)
Below Target (0-70%)

Individual performance goals will be documented and agreed upon by the later of February 1 of the Plan year or 30 days after the start date in the Plan. Each participant will meet with his or her immediate supervisor to develop individual goals in support of the Company strategies. These goals will be written and signed off by the participant and the supervisor before implementation. All individual goals must be reviewed and approved by the COO or the CEO. At the end of the Plan year each supervisor must submit in writing the results of each individual performance goal and the individual performance multiplier.

FORM AND TIMING OF PAYMENTS:
At the end of the plan year final awards will be calculated. Payments will be made as soon as practicable after the end of the plan year.

FEDERAL, STATE AND FICA TAX WITHHOLDING:
The Company will be required to withhold all applicable federal, state and FICA income taxes on the awards.

TAX TREATMENT:
Participants realize taxable income at the date the incentive payout is received.

DISCLAIMER:
Coors Brewing Company reserves the right to change, amend or terminate this Plan at any time, for any reason at its sole discretion. This Plan supersedes all prior documentation relating to the Annual Management Incentive Compensation Plan.

NOT EMPLOYMENT CONTRACT:
At no time is this plan to be considered an employment contract between the participants and the Company. It does not guarantee participants the right to be continued as an employee of the Company. It does not effect a participant's right to leave the Company or the Company's right to discharge a participant.

TERMINATION PROVISIONS:
Participants must be on the payroll as of 1-1-2002 to receive payment. The CEO must approve any exceptions.